FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2008

Commission File Number: 001-34086

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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Highlights

Consolidated relevant figures

  At the end of September 2008, 14.1 million Revenue Generating Units (RGUs) were offered in the countries where we have operations, 12.5% more than at the end of June 2008 and 64.7% higher than a year ago.

  Our operations in Brazil grew 63.8% compared with the third quarter of 2007, from 6.8 million to 11.1 million RGUs. In Colombia, RGUs totaled 2.4 million at September 30, 2008, compared with 1.5 million a year earlier, an increase of 52.5%.

  Peru and Ecuador in June and July, respectively, launched Triple Play services, offering video through the Hybrid Fiber Coaxial network (HFC).

  Third-quarter 2008 total consolidated revenues were 19.6 billion pesos, 25.7% higher in nominal terms and 14.4% higher in constant pesos as of December 2007, compared with the same period of the previous year. Based on applicable accounting principles of each country, revenue growth was 14.7% in Brazil, 85.4% in Colombia, 26.9% in Argentina, 46.8% in Chile, and 27.6% in Peru.

  Third-quarter consolidated EBITDA (1) totaled 4.842 billion pesos, 12.5% higher in nominal terms and 1.7% higher in constant pesos as of December 2007, compared with the same period of the prior year.

  In the nine months, majority net income totaled 4.283 billion pesos, 9.0% lower in nominal terms and 20.1% lower in constant pesos as of December 2007 compared with the same period of the previous year.

  At the end of September consolidated debt was 1.381 billion dollars, of which 89.9% is in dollars. To minimize risk related to currency fluctuation, at the end of September we had hedges covering the equivalent of 873 million dollars, which equals to 70.3% of the debt in dollars. Net debt (3) totaled the equivalent of 769 million dollars.

(1) EBITDA: Defined as operating income plus depreciation and amortization. Go to www.telmexinternacioanl.com in the Investor Relations section, where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities

Prior to the incorporation of Telmex Internacional, its operations were conducted through subsidiaries of TELMEX. The financial information for 2007 is expressed in constant pesos as of December 2007, on a combined basis prepared from TELMEX's historical accounting records, and includes the historical operations of the entities transferred to Telmex Internacional. The financial information for 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

Telmex Internacional Results

Revenues: In the third quarter consolidated revenues totaled 19.573 billion pesos, an increase of 14.4% compared with the same period of 2007. This result reflected increases of 39.7% in local service revenues, 24.1% in revenues from the Internet access business, 7.3% in domestic long distance revenues and 241.5% in cable TV revenues. International long distance revenues decreased 12.6%.

Costs and expenses: During the third quarter, costs and expenses totaled 16.849 billion pesos, an increase of 17.6% compared with the same period of 2007. This increase was due to interconnection costs, mainly in Brazil, to higher operating costs related to the increase in the number of customers in Brazil, Colombia and Argentina, as well as for higher corporate expenses.

EBITDA (1) and operating income: In the third quarter EBITDA (1) totaled 4.842 billion pesos, an increase of 1.7% compared with the same period of 2007. The EBITDA margin was 24.7%. Operating income totaled 2.724 billion pesos, producing a margin of 13.9%.

Comprehensive financing cost: In the third quarter, comprehensive financing cost produced a cost of 901 million pesos. This resulted from i) an interest gain of 21 million pesos ii) a net exchange loss of 880 million pesos mainly due to the depreciation of the Brazilian reais from 1.5919 to 1.9143 reais per dollar in the July-September period, partially offset by the equivalent of 873 million dollars in reais-dollar hedges carried out by Embratel (weighted average exchange rate: 1.9458 reais per dollar). On the other hand, a gain of 52 million pesos was recognized in 2007, according to accounting principles, which was not present in the 2008 results.

Majority net income: In the nine months, majority net income totaled 4.283 billion pesos, 9.0% lower in nominal terms and 20.1% lower in constant pesos as of December 2007, compared with the same period of the previous year. In the quarter, majority net income was 1.156 billion pesos generating earnings per share of 6 Mexican cents, a decrease of 33.3% compared with the same period of 2007, and earnings per ADR were 12 US cents, a decrease of 29.4% compared with the same period of the previous year.

Investments: For the nine months, investments totaled 1.353 billion dollars, of which 57.8% were invested in our operations in Brazil, 17.5% in Colombia and 24.7% in the rest of the countries.

Repurchase of own shares: In the third quarter, the company used 2.742 billion pesos to repurchase 394 million 367 thousand of its own shares.

Debt: At the end of September consolidated debt was 1.381 billion dollars, of which 89.9% is in dollars. To minimize risk related to currency fluctuation, at the end of September we had hedges covering the equivalent of 873 million dollars, which equals to 70.3% of the debt in dollars.

Net debt (3) totaled the equivalent of 769 million dollars.

The following financial information is presented in the local currency of each country, according to that country's generally accepted accounting principles, before eliminating inter-company operations among companies of Telmex Internacional.

Brazil

The third-quarter results confirmed the progress made by our operations in Brazil in evolving toward an integrated telecommunications company. Local and data revenues represented 42% of total revenues. This change reflects our commercial strategies that have been in effect for the last 12 months, which produced increases of 61.2% and 39.6% in local service access and line equivalents, respectively, in the third quarter.

Additionally, at the end of September 2008, Net Fone (triple play), offered though Net Serviços, served 1 million 532 thousand customers. This service represents an important growth opportunity, since Net Serviços network currently passes approximately 9.5 million homes and more than 73.6% of its network is bi-directional. Net currently serves close to 2.9 million pay TV users and 2.1 million broadband Internet users.

Revenues: In the third quarter, revenues totaled 2.504 billion reais, 14.7% higher than the same quarter of the previous year. Higher revenues were mainly due to increases of 34.3% in local service revenues, 14.6% in the data business and 13.2% in domestic long distance. International long distance revenues decreased 10.1%.

Local: In the third quarter, local revenues reached 447 million reais, 34.3% higher than the same period of 2007 due to the 61.2% growth in the number of customers.

Domestic long distance: Domestic long distance revenues totaled 1.166 billion reais, 13.2% higher than the third quarter of 2007 due to the 16.2% increase in traffic volume. Major contributors to the higher traffic were corporate customers and mobile telephones. The growth in traffic was partially offset by a 2.6% reduction in average income per minute.

International long distance: In the third quarter, international long distance revenues totaled 115 million reais, 10.1% lower than the same period of 2007, due to the 12.8% reduction in traffic.

Corporate networks and Internet: In the third quarter, revenues from data and Internet access services totaled 618 million reais, 14.6% higher than the third quarter of 2007.

Costs and expenses: Costs and expenses were 2.135 billion reais in the quarter, an increase of 12.8% from the 2007 period, due to higher interconnection costs and higher maintenance costs related to the increase of local services.

Cost of sales and services: In the quarter, costs of sales and services totaled 302 million reais, an increase of 4.4% compared with the same period of 2007, due to higher maintenance costs related to the increase in local services.

Commercial, administrative and general: During the quarter, commercial, administrative and general expenses totaled 510 million reais, 11.7% higher than the same period of 2007 due to the increase in services from third parties and higher personnel expenses.

Transport and interconnection: In the third quarter, transport and interconnection costs increased 20.9% to 1.041 billion reais, mainly due to the increase in mobile termination traffic.

Depreciation and amortization: In the quarter, depreciation and amortization totaled 282 million reais, a decrease of 1.3% compared with the third quarter of 2007.

EBITDA (1) and operating income: EBITDA (1) totaled 651 million reais in the third quarter, an increase of 13.1% compared with last year's third quarter, producing a margin of 26.0%. Operating income totaled 316 million reais in the quarter, producing a margin of 12.6%.

Colombia

Colombia's network currently passes 4.4 million homes and 40.6% of its network is bi-directional. Additionally, at the end of September we had 2.4 million access RGUs in the market in Colombia, an increase of 52.5% during the last 12 months.

In 2008, commercial initiatives for the voice and data businesses have been focused on growing the data business in the corporate and small and medium-sized business market segments, reflecting growth of line equivalents in corporate networks of 44% and Internet of 220% compared with September of 2007.

In the third quarter, revenues totaled 236.5 billion Colombian pesos, 85.4% higher than the same period of 2007. Higher revenues were mainly due to growth in operations with several corporate customers and to additional revenues from the video and Internet businesses generated by the cable TV companies.

Total costs and expenses increased 77.2 % compared with last year's third quarter, totaling 240 billion Colombian pesos, mainly due to the incorporation of the cable companies, which accounted for 90.1 billion Colombian pesos, and to higher personnel expenses to serve the small and medium-sized business market segment. In the quarter there was an operating loss of 3.5 billion Colombian pesos compared with an operating loss of 7.8 billion Colombian pesos in the year-ago third quarter, mainly due to higher depreciation charges related to the modernization and expansion of the cable TV companies' network. In the third quarter, EBITDA (1) totaled 29.3 billion Colombian pesos with a margin of 12.4%.

Chile

Revenues from the operations in Chile reached 29.8 billion Chilean pesos, 46.8% more than the third quarter of 2007 due to the incorporation of revenues from Pay TV services, which totaled 9.7 billion Chilean pesos, and to the increase in the corporate networks and Internet access businesses of 17.6%, while local services revenues increased 19.3%. Long distance revenues decreased 19.3%, reflecting a declining market due to migration to mobile services and traffic through the Internet.

In the third quarter, total costs and expenses were 33.3 billion Chilean pesos, an increase of 55.3% compared with the same period of the previous year. Cost of sales and services increased 43.2% mainly due to higher network maintenance costs related to customer service and maintenance of the installed network. Commercial, administrative and general expenses increased 57.3% due to higher advertising expenses and commissions related to the sale of satellite TV services. In the quarter, there was an operating loss of 3.5 billion Chilean pesos compared with an operating loss of 1.1 billion Chilean pesos in the same period of the previous year. EBITDA (1) totaled 2.9 billion Chilean pesos, producing a margin of 9.9%.

Peru

In the third quarter, revenues totaled 84.1 million New Soles, 27.6% higher than the same period of the previous year due to the 49.0% increase in revenues from the data business, which represents 42.7% of total revenues. In the quarter, voice business revenues increased 13.8% compared with the same period of 2007 due to the increases of 21.7% and 17.5% in long distance and local revenues, respectively.

In the third quarter, costs and expenses increased 48.6%, reflecting increases of 82.3% in commercial, administrative and general expenses for the integration of the acquired cable TV companies and 28.3% in transport and interconnection costs. EBITDA (1) totaled 4.4 million New Soles, producing a margin of 5.2%.

Argentina

In the quarter, revenues from the operations in Argentina totaled 129.7 million Argentinean pesos, an increase of 26.9% compared with the same period of the previous year, due to increases in revenues from data, long distance and local service of 41.6%, 23.5%, and 6.4%, respectively.

Operating costs and expenses totaled 144.4 million Argentinean pesos in the quarter, an increase of 44.8% due to higher personnel expenses for the integration of Ertach, acquired in 2007; to the increase in advertising expenses to drive new products, and to higher costs related to network maintenance.

In the quarter, EBITDA (1) totaled 11.9 million Argentinean pesos, a decrease of 41.0% compared with the same period of 2007, producing a margin of 9.2%. The operating loss was 14.8 million Argentinean pesos in the quarter compared with operating income of 2.4 million Argentinean pesos in the same period of the previous year.

Relevant Figures

(2008 million of nominal pesos, 2007 millions of Mexican pesos with purchasing power at December 31,
2007 unless otherwise indicated)
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.

Revenues	$19,573	$17,113	14.4	$56,533	$50,339	12.3
EBITDA (1)	4,842	4,759	1.7	13,565	13,989	(3.0)
EBITDA margin (%)	24.7	27.8	(3.1)	24.0	27.8	(3.8)
Operating income	2,724	2,789	(2.3)	6,924	8,079	(14.3)
Operating margin (%)	13.9	16.3	(2.4)	12.2	16.0	(3.8)
Majority income from continuing operations	1,156	1,929	(40.1)	4,283	5,362	(20.1)
Earnings per share (pesos)	0.06	0.09	(33.3)	0.23	0.27	(14.8)
Earnings per ADR (dollars) (2)	0.12	0.17	(29.4)	0.43	0.47	(8.5)
Outstanding shares (millions)	18,551	19,761	(6.1)	18,551	19,761	(6.1)
Equivalent ADRs (millions) (2)	928	988	(6.1)	928	988	(6.1)

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor
Relations section where you will find the reconciliation of EBITDA to operating income.
(2) One ADR represents 20 shares.

Income Statements
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
Revenues
Local	$2,799	$2,003	39.7	$7,673	$5,658	35.6
Domestic long distance	7,467	6,959	7.3	21,445	20,512	4.5
International long distance	801	916	(12.6)	2,461	2,748	(10.4)
Corporate networks	4,199	3,836	9.5	12,371	11,511	7.5
Internet	1,423	1,147	24.1	3,975	3,228	23.1
Cable TV	806	236	241.5	2,233	560	298.8
Others	2,078	2,016	3.1	6,375	6,122	4.1
Total	19,573	17,113	14.4	56,533	50,339	12.3

Costs and Expenses
Cost of sales and services	2,901	2,493	16.4	8,813	7,043	25.1
Commercial, administrative and general	4,861	3,887	25.1	14,131	11,889	18.9
Transport and interconnection	6,969	5,974	16.7	20,024	17,418	15.0
Depreciation and amortization	2,118	1,970	7.5	6,641	5,910	12.4
Total	16,849	14,324	17.6	49,609	42,260	17.4

Operating income	2,724	2,789	(2.3)	6,924	8,079	(14.3)

Other (revenues) and expenses, net	57	150	(62.0)	124	90	37.8

Comprehensive financing cost
Net interest	21	141	(85.1)	(120)	360	NA
Exchange loss (gain), net	880	135	551.9	858	697	23.1
Monetary gain, net	-	(52)	NA	-	(148)	NA
Total	901	224	302.2	738	909	(18.8)

Equity in results of affiliates	24	318	(92.5)	437	750	(41.7)

Income before income tax	1,790	2,733	(34.5)	6,499	7,830	(17.0)

Income tax	624	719	(13.2)	2,104	2,167	(2.9)

Income before equity in minority interest	1,166	2,014	(42.1)	4,395	5,663	(22.4)

Minority interest	(10)	(85)	(88.2)	(112)	(301)	(62.8)

Majority net income	$1,156	$1,929	(40.1)	$4,283	$5,362	(20.1)

EBITDA (1)	$4,842	$4,759	1.7	$13,565	$13,989	(3.0)

EBITDA margin (%)	24.7	27.8	(3.1)	24.0	27.8	(3.8)
Operating margin (%)	13.9	16.3	(2.4)	12.2	16.0	(3.8)

Balance Sheets
(2008 million of nominal pesos, 2007 million of Mexican pesos as of December 2007)

		September		September
		2008		2007
Assets
Cash and short-term investments	Ps.	6,599	Ps.	10,487
Other current assets		23,507		26,560
Plant, property and equipment, net		51,269		48,569
Other assets		15,926		13,129
Goodwill		15,879		13,724
Deferred taxes		4,976		8,454

Total assets	Ps.	118,156	Ps.	120,923

Liabilities and stockholders' equity
Current portion of long-term debt	Ps.	4,902	Ps.	2,772
Other current liabilities		21,220		26,448
Long-term debt		10,001		13,466
Employee benefits		2,306		2,609

Total liabilities		38,429		45,295
Stockholders' equity
Majority stockholders' equity		77,240		72,948
Minority interest		2,487		2,680
Total stockholders' equity		79,727		75,628
Total liabilities and stockholders' equity	Ps.	118,156	Ps.	120,923

					%
Brazil Operating Indicators		3Q2008		3Q2007	Inc.

Domestic long distance minutes		4,044		3,479	16.2
(millions)
International long distance minutes		468		537	(12.8)
(millions)
Line equivalents of 64 kbps ( thousands)		3,828		2,743	39.6
Access to local service* (thousands)		5,053		3,134	61.2
*Includes Net Fone customers

Income Statements Brazil
[ millions of historic Brazilian reais]					%		9 months		9 months	%
		3Q2008		3Q2007	Inc.		2008		2007	Inc.
Revenues
Local (A)	$R	446.8	$R	332.7	34.3	$R	1,233.7	$R	917.7	34.4
Domestic long distance		1,166.0		1,030.0	13.2		3,340.8		3,064.0	9.0
International long distance		114.7		127.6	(10.1)		349.0		377.5	(7.5)
Corporate networks		467.4		417.2	12.0		1,380.0		1,244.7	10.9
Internet		151.0		122.6	23.2		420.5		360.1	16.8
Others		158.1		152.2	3.9		471.6		432.0	9.2
Total		2,504.0		2,182.3	14.7		7,195.6		6,396.0	12.5

Costs and Expenses
Cost of sales and services		302.2		289.4	4.4		872.7		822.8	6.1
Commercial, administrative and general		509.6		456.3	11.7		1,503.2		1,420.4	5.8
Transport and interconnection		1,041.4		861.2	20.9		2,990.6		2,503.1	19.5
Depreciation and amortization		281.8		285.6	(1.3)		905.0		847.1	6.8
Total		2,135.0		1,892.5	12.8		6,271.5		5,593.4	12.1

Equity in results of affiliates		53.1		(4.3)	NA		90.4		(98.6)	NA

Operating income	$R	315.9	$R	294.1	7.4	$R	833.7	$R	901.2	(7.5)

EBITDA (1)	$R	650.8	$R	575.4	13.1	$R	1,829.1	$R	1,649.7	10.9

EBITDA margin (%)		26.0		26.4	(0.4)		25.4		25.8	(0.4)
Operating margin (%)		12.6		13.5	(0.9)		11.6		14.1	(2.5)

* Higher than 1,000%
(A) Includes Interconnection

Latin America Financial Results

The following financial information is presented in the local currency of the country in which each Latin America subsidiary operates, according to each country's generally accepted accounting principles, and is based on continuing operations before eliminating inter-company operations among companies of the TELMEX Group.

Argentina
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
(millions of Argentinean pesos)

Revenues	$129.7	$102.1	26.9	$376.2	$281.7	33.6
EBITDA	11.9	20.2	(41.0)	48.9	54.8	(10.7)
EBITDA margin (%)	9.2	19.8	(10.6)	13.0	19.4	(6.4)
Operating Income	(14.8)	2.4	NA	(29.5)	4.6	NA
Operating margin (%)	(11.4)	2.3	NA	(7.8)	1.6	NA

Colombia
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
(millions of Colombian pesos )

Revenues	$236,523.6	$127,587.2	85.4	$650,448.6	$307,347.6	111.6
EBITDA	29,251.6	22,156.1	32.0	91,683.1	81,167.2	13.0
EBITDA margin (%)	12.4	17.4	(5.0)	14.1	26.4	(12.3)
Operating Income	(3,451.9)	(7,809.9)	NA	1,104.7	19,824.5	(94.4)
Operating margin (%)	(1.5)	(6.1)	NA	0.2	6.5	(6.3)

Chile
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
(millions of Chilean constant pesos )

Revenues	$29,830.4	$20,321.5	46.8	$82,083.5	$59,452.5	38.1
EBITDA	2,941.0	2,547.6	15.4	6,246.8	7,418.4	(15.8)
EBITDA margin (%)	9.9	12.5	(2.6)	7.6	12.5	(4.9)
Operating Income	(3,463.2)	(1,121.2)	NA	(11,722.5)	(3,942.7)	NA
Operating margin (%)	(11.6)	(5.5)	NA	(14.3)	(6.6)	NA

Peru
			%	9 months	9 months	%
	3Q2008	3Q2007	Inc.	2008	2007	Inc.
(millions of New Soles)

Revenues	$84.1	$65.9	27.6	$230.2	$185.7	24.0
EBITDA	4.4	14.2	(69.0)	23.9	40.6	(41.1)
EBITDA margin (%)	5.2	21.5	(16.3)	10.4	21.9	(11.5)
Operating Income	(14.1)	(0.2)	NA	(27.0)	(2.3)	NA
Operating margin (%)	(16.8)	(0.2)	NA	(11.7)	(1.2)	NA

Statement of cash flows
[ millions of nominal pesos ]
Nine months
ended
September 30, 2008

Operating activities:

Income before income tax	$6,499

Depreciation and amortization	6,641
Interest expenses	947
Other items not requiring the use of cash	1,711
Total	15,798

Working capital	(5,833)
Net cash flows provided by operating activities	9,965

Investing activities:
Investment in telephone plant	(14,113)
Other investments	(817)
Net cash flows used in investing activities	(14,930)

Cash required before financing activities	(4,965)

Financing activities:
New loans	1,110
Repayment loans	(1,932)
Dividends	(1,533)
Interests paid	(607)
Other items	(2,742)
Net cash flows used in financing activities	(5,704)

Net decrese in cash and cash equivalents	(10,669)
Cash and cash equivalents at begining of the period	17,268
Cash and cash equivalents at end of the period	$6,599

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 23, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. : Press Release: Third quarter 2008.